

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Newcastle Distributors, LLC
Avon, Connecticut

We have audited the accompanying statements of financial condition of Newcastle Distributors, LLC (a Connecticut limited liability company), as of December 31, 2015, and the related statements of income and member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Newcastle Distributors' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Distributors LLC as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Newcastle Distributors LLC's financial statements. The supplemental information is the responsibility of Newcastle Distributors LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016